Contact

www.linkedin.com/in/reddy-pathakota (LinkedIn)

Top Skills

Start-ups
New Business Development
Medicine

Honors-Awards

Magna Cum Laude
Cum Laude
Certificate of Distinction
Finalist
Scholar's Award

Reddy Pathakota, MD, MBA

Resident at UCLA-Olive View | CFO at eNavvi
San Francisco Bay Area

Experience

eNavvi

2 years 8 months

Co-Founder
February 2023 - Present (1 year 3 months)
Los Angeles, California, United States

Chief Financial Officer
May 2022 - Present (2 years)
Los Angeles, California, United States

Director Of Business Development
November 2021 - May 2022 (7 months)
Los Angeles, California, United States

Business Advisor
September 2021 - November 2021 (3 months)
Los Angeles, California, United States

Path Investment Partners

Founding Partner
2022 - Present (2 years)
Los Angeles, California, United States

UCLA Health

Resident Physician @ Olive View-UCLA Medical Center
June 2021 - Present (2 years 11 months)

Coulter-Drexel Translational Research Partnership

Fellow
January 2020 - June 2020 (6 months)
Greater Philadelphia Area

Health Care focused Private Equity. Partner of Drexel Ventures. Business modeling and market analysis for Plasma based treatment of HSV-1/2 induced lesions. Reported directly to the Director.

DrExcel Health - Sling Health National Network
Vice President Finance
October 2017 - July 2018 (10 months)
Philadelphia, Pennsylvania

Cloudleaf, Inc - A Gartner Cool Vendor
Business Development Intern
June 2017 - September 2017 (4 months)
Milpitas, California

Bodine Laboratory
Undergraduate Researcher
November 2014 - December 2015 (1 year 2 months)
Davis, CA

Worked on projects involving skeletal muscle plasticity. Applied lesions to the rat's sciatic nerve to analyze subsequent changes in muscle heavy-chain protein histology, specifically in myosin, through various time periods.

Recognizing Illness Very Early and Responding (RIVER Clinic)
Vice President
February 2014 - August 2015 (1 year 7 months)
Davis, CA

RIVER (Recognizing Illnesses Very Early on and Responding) is a Non-Profit Organization dedicated to providing medical services not covered under the Health Reform Act to the underserved community in Sacramento.

UC Davis Health
2 years 5 months

Emergency Medicine Research Associate
September 2013 - December 2014 (1 year 4 months)
Sacramento, CA

Research Studies: Gender Based Symptom Discrepancies during MI, Novel Black Widow Spider Bite Treatment, Effectiveness of iPhone Based Otoscope.

Identified Emergency Room patients eligible for these studies, consented patients, collected patient history, and facilitated the completion of the research encounters.

Neurocognitive Development Research Associate
October 2012 - October 2014 (2 years 1 month)
Davis, CA

Involved in two projects. First project was involved in the early detection of autism. Study utilized eye tracking tracking technology to correlate stimuli with eye movements. Hypothesized that delayed focus could correlate with earlier detection of autism. I was involved with providing stimuli for the infant and assessing the accuracy of the eye tracking tool. Second project was involved in detecting structural changes of the brain in patients with Fragile X disease. I was involved in using computer tool to trace brains in order to calculate volume.

Neurosurgery Research Associate
August 2012 - October 2013 (1 year 3 months)
Sacramento, CA

Screened UCDMC patients using inclusion criteria of various Neurosurgical research studies. Recorded pre-op and post-op complications of experimental surgical procedures and products. Assisted clinical research coordinators with administrative tasks for several ongoing studies.

─────

Education

Drexel University College of Medicine
Doctor of Medicine (M.D.) · (2016 - 2021)

Drexel University's LeBow College of Business
Master of Business Administration (M.B.A.), Finance and Entrepreneurship · (2019 - 2020)

University of California, Berkeley, Haas School of Business
Graduate Certificate (G. Cert.), Business Administration · (2015 - 2016)

University of California, Davis
Bachelor of Science (B.S.), Neurobiology, Physiology and Behavior · (2011 - 2014)

University of California, Davis
Bachelor of Arts (B.A.), Psychology · (2011 - 2015)